Filed by First Health Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Health Group Corp.
Commission File No.: 0-15846
Registration Statement No. 333-120300

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), among Coventry Health Care, Inc. (“Coventry”), Coventry Merger Sub Inc. and First Health Group Corp. (“First Health”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by First Health on October 14, 2004, and is incorporated by reference into this filing.

First Health/Coventry Overview for The PMA Insurance Group to distribute externally to Policyholders, Agents and Brokers

11/12/04

First Health recently announced a merger with Coventry Health Care. Clients can look forward to mutual strengths that these two organizations bring to even better service our workers’ compensation and group health clients.

Coventry is extremely interested in the well being of First Health’s clients and in making sure that we deliver on our commitments. As you know, First Health’s expertise lies in our Group Health, Workers’ Compensation and Public Sector business. On the other hand, Coventry has had primarily a local health plan focus. The results of the merger will bring a broader offering of services and solutions. We expect to strengthen our performance in the workers’ compensation market as we grow and expand our other lines of business.

The two companies have different but complementary market profiles as well. As you know, First Health has a national profile and services large multi-site clients. Coventry has tended to serve local clients who are based in one of 14 markets. This gives clients the best of both worlds – business partner with a local focus and a national scope.

As a result of the merger, First Health and Coventry’s clients and policyholders will benefit from:

•	The size, scale and market access needed for continued market leadership
•	A national presence combined with local network strength
•	Operational excellence through combined management expertise
•	Continued financial strength and flexibility
•	Continued consistent, responsive service and account teams

Coventry shares the same commitment to customer service as First Health, and clearly understands that our success has been built on a reputation for excellent service. Coventry has indicated that they intend to maintain the First Health customer and consumer centric focus as well as the First Health name. All of this means that our new company will be a more significant and financially stronger force in our industry.

Additional Information

This communication is not a solicitation of a proxy from any security holder of First Health. First Health and Coventry intend to file a registration statement on Form S-4 with the SEC in connection with the Merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus will contain important information about First Health, Coventry, the Merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the Merger carefully before they make any decision with respect to the Merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the Merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by First Health in connection with the Merger will be made available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations. All documents filed with the SEC by Coventry in connection with the Merger will be made available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations.

First Health, Coventry their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the Merger will be available in the proxy statement regarding the Merger. Investors can obtain free copies of these documents from the SEC’s website.

About First Health

     First Health, the premier national health-benefits services company, specializes in providing large payers with integrated managed care solutions. First Health is a unique national managed care company serving the group health, workers’ compensation and state agency markets. Using technology to enable service and managed care innovations, First Health sets the bar for industry performance. For more information, visit the company website at www.firsthealth.com.

About Coventry

     Coventry Health Care is a managed health care company based in Bethesda, Maryland operating health plans, insurance companies, and provider networks under the names Coventry Health Care, Coventry Health and Life, Altius Health Plans, Carelink Health Plans, Group Health Plan, HealthAmerica, HealthAssurance, HealthCare USA, PersonalCare, SouthCare, Southern Health and WellPath. The Company provides a full range of managed care products and services including HMO, PPO, POS, Medicare+Choice, and Medicaid to 3.1 million members in a broad cross section of employer and government-funded groups in 15 markets throughout the Midwest, Mid-Atlantic and Southeastern United States. More information is available on the Internet at www.cvty.com.